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Exhibit 11.

OUTSOURCING SERVICES GROUP, INC.
STATEMENT OF COMPUTATION OF BASIC AND DILUTED
NET (LOSS) INCOME PER SHARE
(Unaudited)
(Dollars in thousands, except per share data)

	Nine Months Ended
	September 28, 2002	September 29, 2001
Basic income (loss) per share:
Net (loss) income attributable to common stockholders	$(2,776)	$114

Weighted average number of outstanding common shares	3,361,060	3,373,637

Basic (loss) income per share	$(0.83)	$0.03

Diluted income per share:
Net income attributable to common stockholders	—	$114

Weighted average number of outstanding common shares assuming full dilution	—	3,691,646

Diluted income per share	—	$0.03

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  Exhibit 11.
STATEMENT OF COMPUTATION OF BASIC AND DILUTED NET (LOSS)  INCOME PER SHARE